ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated December 15, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2008, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On September 11, 2008, the Board of Trustees of ING Equity Trust and on September 25, 2008, the Board of Directors of ING Series Fund, Inc. approved a proposal to reorganize the ING Financial Services Fund into the ING Growth and Income Fund. Subject to approval by each Fund's shareholders, after the close of business on February 6, 2009, the ING Financial Services Fund (Class A) will reorganize into and become part of the ING Growth and Income Fund (Class A).

    Accordingly, effective after the close of business on February 6, 2009, investments in the ING Financial Services Fund (Class A) will automatically become investments in the ING Growth and Income Fund (Class A) and will automatically be added to your contract.

    As a result of the reorganizations, effective February 7, 2009, all references to the ING Financial Services Fund (Class A) in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted, and all references to ING Financial Services Fund (Class A) are changed to ING Growth and Income Fund (Class A).

    Unless you provide us with alternative allocation instructions, all future allocations directed to the ING Financial Services Fund (Class A) after the date of the reorganizations will be automatically allocated to the ING Growth and Income Fund (Class A). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

    > ING
    > USFS Customer Service
    > Defined Contribution Administration
    > P.O. Box 990063
    > Hartford, CT 06199-0063
    > 1-800-262-3862

    See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus. In addition, there is no subaccount administrative adjustment charge applicable to the ING Growth and Income Fund.

3. The following information is added to the Contract Prospectus under Appendix IV – Fund Descriptions:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Series Fund, Inc. – ING Growth and Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term growth of capital and income.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP℠

Supplement dated December 15, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2008, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective January 26, 2009, ING LargeCap Growth Fund will change its name to ING Growth Opportunities Fund. Accordingly, effective January 26, 2009, all references to ING LargeCap Growth Fund in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING Growth Opportunities Fund.

2. The information for ING LargeCap Growth Fund appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Equity Trust – ING Growth Opportunities Fund *(formerly ING LargeCap Growth Fund)*	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.